                                                                      EXHIBIT 5
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


   THE FOLLOWING ANALYSIS EXPLAINS THE VARIATIONS IN THE COMPANY'S RESULTS OF
    OPERATIONS, FINANCIAL CONDITION AND CASH FLOW. THIS DISCUSSION SHOULD BE
          READ IN CONJUNCTION WITH THE INFORMATION CONTAINED IN AETERNA
        LABORATORIES INC.'S CONSOLIDATED FINANCIAL STATEMENTS AND RELATED
              NOTES FOR THE YEARS ENDED ON DECEMBER 31, 2003, 2002
                 AND 2001. ALL FIGURES ARE IN CANADIAN DOLLARS.


OVERVIEW

AEterna Laboratories Inc. ("AEterna" or "the Company") and its subsidiaries are involved in three segments of operations: biopharmaceutical, cosmetics-nutrition and distribution segments. AEterna, along with its wholly-owned subsidiary Zentaris GmbH, represents the biopharmaceutical segment with an extensive product portfolio, including two already marketed and several other products in early and late-stage development in oncology, endocrinology and infectious diseases. Cetrorelix (Cetrotide(R)) is sold in the U.S. and Europe to the IN VITRO fertilization market, and is in Phase II clinical trials for endometriosis, uterus myoma and enlarged prostate (BPH). Miltefosine (Impavido(R)) is sold for black fever and has successfully completed a Phase III trial in parasitic skin disease. Neovastat(R) is in a Phase III trial for non-small cell lung cancer. Perifosine is in Phase II trials for multiple cancers. Several other clinical programs are underway with various potential development candidates, supported by a worldwide network of scientific and marketing partnerships. Furthermore, it benefits from a discovery platform of 100,000 molecules which will be useful in identifying and developing future products such as the peptidomimetic LHRH (Luteinizing Hormone Releasing Hormone) antagonist for which an agreement was signed with Solvay Pharmaceuticals B.V. ("Solvay") in January 2004.

The cosmetics and nutrition segment is dedicated to the development, manufacturing and marketing of cosmetics, active ingredients and nutritional products. On the other hand, the distribution segment specializes in value-added services by supporting innovation, importing and distributing raw materials and high-end brand-name activities. These two segments are operated by Atrium Biotechnologies Inc. ("Atrium") and its subsidiaries.

AEterna seeks to ensure continued growth of its activities by acquiring companies and/or products, as well as by fulfilling its existing pipeline from its drug discovery platform and continuing to sign agreements with strategic worldwide partners. Furthermore, as part of its growth strategy and its acquisition program, Atrium, through its subsidiary, Unipex Finance S.A. ("Unipex"), acquired 100% of all issued and outstanding shares of privately-owned companies Chimiray and Interchemical. These companies focuse mainly on the distribution of fine chemicals and active ingredients.

The Company reported revenues of $166.4 million, an operating loss of $14.3 million and a net loss of $28.1 million for the year ended December 31, 2003. In the past years, substantially all of the revenues were derived from Atrium. In 2003, the biopharmaceutical segment provided a revenue of $46.1 million mainly as a result of the acquisition of Zentaris in December 2002. As part of an existing agreement with Baxter Healthcare S.A., AEterna received an important milestone for further assessment of the D-63153 compound, an LHRH antagonist currently being assessed in a Phase II clinical trial for prostate cancer. Also in 2003, the Company extended the existing agreement with Serono for worldwide marketing rights for Cetrotide(R), except for Japan. The amended agreement provides for Zentaris to receive a signature fee, as well as fixed annual payments and royalties until December 2010, followed by royalties.

SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared according to generally accepted accounting principles in Canada. Furthermore, these financial statements were reconciled to take into account the important differences with generally accepted accounting principles in the United States, as indicated in Note 23 of the consolidated financial statements. These accounting principles require that management make estimates that could have an impact on assets and liabilities in the financial statements. The significant accounting policies which the Company believes are the most critical to aid in fully understanding and evaluating its reported financial results include the following:

BASIS OF CONSOLIDATION

The consolidated financial statements of AEterna include the accounts of the Company and all of its subsidiaries, accounted for using the full consolidation method. Intercompany transactions and related balances have been eliminated. The subsidiaries and the Company's percentage of interest are as follows:

                                                                           PERCENTAGE OF INTEREST
                                                                 --------------------------------------------
                                                                               2003                     2002
                                                                 -------------------      -------------------
                                                                                  %                        %
SUBSIDIARIES

Zentaris GmbH (merged with AEterna GmbH in 2003)                             100.00                   100.00
AEterna GmbH                                                                      -                   100.00
Atrium Biotechnologies Inc.                                                   61.76                    61.76
         Atrium Biotech U.S.A. inc.                                          100.00                   100.00
         Siricie S.A.                                                        100.00                        -
         Unipex Finance S.A.                                                  80.65                    70.28
               Interchemical S.A.                                            100.00                        -
               Chimiray  S.A.                                                100.00                        -


REVENUE RECOGNITION AND DEFERRED REVENUES

In the biopharmaceutical segment, in which there are existing agreements with strategic partners, revenues increased significantly in 2003. The existing cooperation and royalty agreements usually provide for upfront, codevelopment and milestone payments, as well as royalties on sales made by the partners. Finally, with regard to certain agreements, the Company has to provide manufacturing of the products and, therefore, generate product sales.

Payments received at the beginning of research cooperation agreements (upfront payments) are not recorded as revenue when received, but are amortized based on the progress of the research and development work concerned. Milestone payments are recognized when appropriate development results are achieved and agreed by the customer. Royalty receipts for marketing products are only to be paid by commercial partners when product revenues are actually achieved and are accordingly first recorded as revenues by the Company at such time.

Revenue from product sales is recognized net of sales discounts, allowances, returns, rebates and chargebacks. Amounts received from customers as prepayments for products to be shipped in the future are reported as deferred revenues.

RESEARCH AND DEVELOPMENT COSTS

All research and development ("R&D") costs, which do not meet generally accepted criteria for deferral, are expensed as incurred. Development costs, which meet generally accepted criteria for deferral, are capitalized and amortized against earnings over the estimated period of benefit. To date, no costs have been deferred. Acquired in-process R&D having no alternative future uses is written off at the time of acquisition. No in-process R&D acquired from Zentaris was written off.

VALUATION OF GOODWILL AND INTANGIBLE ASSETS

We account for our business acquisitions under the purchase method of accounting. The total cost of an acquisition is allocated to the underlying net assets based on their respective estimated fair values. As part of this allocation process, we must identify and attribute values and estimated lives to the intangible assets acquired. While we may employ experts to assists us with these matters, such determination involve considerable judgment, and often involve the use of significant estimates and assumptions, including those respect to future cash inflows and outflows, discount rates and asset lives. These determinations will affect the amount of amortization expense recognized in future periods.

On January 1, 2002, we adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") and discontinued the amortization of goodwill accordingly. Prior to this date, goodwill was amortized on a straight-line basis over its expected useful life of fifteen and twenty years. We review the carrying values of goodwill and intangible assets when conditions arise that indicate that any impairment may have occurred. Examples of these conditions include significant underperformance relative to historical or expected future results, significant changes in the manner of our use of the acquired assets or our strategy, significant negative industry or economic trends, or significant decline in our share price or market capitalization.

Goodwill is tested annually for impairment in relation to the fair value of each reporting unit to which goodwill applies. An impairment charge is recorded for any goodwill that is considered impaired. Based on the impairment test performed as of December 31, 2003, we concluded that no goodwill impairment charge was required.

Intangible assets consist mainly of patents, trademarks, licenses, and distribution agreements. They are amortized on a straight-line basis over their estimated useful lives of eight to fifteen years. Intangible assets with definite lives are reviewed for impairment when events or circumstances indicate that costs may not be recoverable. At year-end, there were no events or circumstances indicating that the carrying value may not be recoverable.

ACCOUNTING FOR INCOME TAXES

We operate in multiple jurisdictions, and our profits are taxed pursuant to the tax laws of these jurisdictions. Our effective tax rate may be affected by the changes in, or interpretations of, tax laws in any given jurisdiction, utilization of net operating losses and tax credit carry forwards, changes in geographical mix of income and expense, and changes in management's assessment of matters, such as the ability to realize future tax assets. As a result of these considerations, we must estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in future tax assets and liabilities, which are included in our consolidated balance sheet. We must then assess the likelihood that our future tax assets will be recovered from future taxable income and establish a valuation allowance for any amounts we believe will not be recoverable. Establishing or increasing a valuation allowance increases our income tax expense.

Significant management judgment is required in determining our provision for income taxes, our income tax assets and liabilities, and any valuation allowance recorded against our net income tax assets. We recorded a valuation allowance as at December 31, 2003, due to uncertainties related to our ability to utilize some of our income tax assets before they expire. The valuation allowance was based on our estimates of taxable income by jurisdiction in which we operate and the period over which our income tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to amend our valuation allowance, which could materially impact our financial position and results of operations.

STOCK-BASED COMPENSATION PLANS

On January 1, 2002, AEterna adopted the recommendations issued by the CICA and, at that time, we had chosen not to use the fair value method to account for the stock-based compensation costs arising from awards to employees. The fair value method was only used for stock-based payments made in exchange for goods and services. Starting on January 1, 2004, we have to use the fair value method to account for stock-based compensation costs. We decided to use the prospective method as transitional method, as permitted under the amendments made to the recommendations during 2003. According to this method, all stock-based compensations granted during the twelve-month period ended December 31, 2003 will be recorded in the corresponding period without restatement of prior years. However, AEterna is still required to provide pro forma disclosures relating to net loss and net loss per share as if stock-based compensation costs had been recognized in the financial statements using the fair value method for options granted to employees in 2002.

BUSINESS ACQUISITIONS

On August 5, 2003, Unipex acquired 100% of the issued and outstanding common shares of Interchemical S.A. and Chimiray S.A. for a total consideration of $18.7 million, of which an amount of $14.2 million was paid in cash, net of cash acquired of $3.6 million, and $0.9 million as a balance of purchase price. These companies are focused mainly on the distribution of fine chemicals and active ingredients. The results of operations have been included in the statement of operations since August 5, 2003, being the date of acquisition.

During 2003, Atrium acquired 23,760 common shares of the outstanding capital stock of Unipex for a cash consideration of $2.8 million. In addition, Atrium also invested in its subsidiary by acquiring 70,400 treasury common shares of Unipex, thereby increasing its interest in the latter to 80.65 %.

Finally, on November 18, 2003, Atrium acquired 100% of the issued and outstanding common shares of Siricie S.A. for a total consideration of $2 million. This company specializes in the development of active ingredients drawn from marine life for the cosmetics industry.

SUBSEQUENT EVENTS

On January 23, 2004, we entered into an extensive collaboration agreement with Solvay. Based on the agreement, we will jointly push forward the development of novel, low molecular weight and orally-bioavailable peptidomimetic LHRH antagonists. As part of the agreement, Solvay secures itself exclusive worldwide rights to all gynecological indications as well as to BPH, while we retain exclusive rights to all other indications, including oncology. The contract provides us to receive, an amount of $5 million, upon signature, representing an upfront payment and past development costs, as well as future milestone payments during further preclinical and clinical development and royalties on future sales.

On February 2, 2004, we entered into a partnership with Produtos Roche QFSA in Sao Paulo ("Roche") for the marketing of Impavido(R) in Brazil, an oral drug for leishmaniasis. Under this agreement, Roche will support us in the registration process and will market the product in Brazil, while Zentaris will supply Impavido(R) to Roche. Brazil is the country in South America that is most affected with the deadly visceral leishmaniasis (black fever) and the painful cutaneous leishmaniasis (parasitic skin disease).

On March 3, 2004, Atrium has completed the acquisition of Pure Encapsulations Inc. (Pure) for approximately $50 million. Based in Sudbury, Massachusetts in the United States, Pure is focused mainly on the development, manufacturing and marketing of nutritional supplements geared toward physicians and other healthcare professionals. Financing of the transaction resulted from the issuance of a senior debt of $27 million and from a subordinate debt in the amount of $13.4 million.

RESULTS OF OPERATIONS BY SEGMENT

This section must be read in conjunction with the Segment Information (note 19) of AEterna's consolidated financial statements.

Biopharmaceutical Segment

REVENUES

Revenues increased from $0.3 million to $46.1 million for the year ended December 31, 2003. The acquisition, in December 2002, of Frankfurt-based Zentaris provided most of the revenues in this segment. Zentaris' revenues reached $31.7 million in 2002. Revenues in 2003 were generated by the marketing of Cetrotide(R) and Impavido(R) as well as milestones payments, R&D contract fees and the amortization of upfront payments. Revenues from R&D contract fees and from the amortization of upfront payments come mainly from the development of Cetrorelix and Teverelix.

In 2004, Cetrotide(R) is expected to increase its revenues since our commercial partner, Serono, is growing its reproductive health business year to year. Impavido(R) has been launched in 2003 for private-use in India and we expect to extend its marketing for public-use, as well as to file for additional marketing authorizations in other countries.

OPERATING EXPENSES

COST OF SALES amounted to $6.8 million in 2003 and is related to the production of Cetrotide(R) and Impavido(R). Sales and royalties generated by these two products amounted to $24.4 million leaving a marginal contribution of $17.6 million or 72% in 2003. We expect the cost of sales to remain steady in percentage of corresponding sales and royalties next year.

SELLING, GENERAL AND ADMINISTRATIVE (SG&A) EXPENSES have increased by $8 million going from $7.5 million in 2002 to $15.5 million in 2003. In 2001, these expenses reached $6.5 million. All of the increase for 2003 resulted from the acquisition of Zentaris in December 2002. The increase in 2002 was due to normal salary raises and significant professional fees related to our acquisition program, which triggered several due diligences and consulting fees. We expect that SG&A costs will be maintained in 2004.

R&D EXPENSES totalled $44.7 million in 2003 in comparison with $25.3 million in 2002 and $22.1 million in 2001. This increase of $19.4 million for 2003 is attributable to the acquisition of Zentaris, whereby the investment in R&D amounted to $21.7 million for the twelve-month period ended December 31, 2003. We expect a significant decrease in R&D costs in 2004 since Neovastat is now in a Phase III study in non-small cell lung cancer, which is partially supported by the US National Cancer Institute and because we decided to stop the clinical development in renal cell carcinoma with Neovastat on December 17, 2003.

R&D TAX CREDITS AND GRANTS amounted to $0.9 million in 2003 compared with $1.6 million in 2002 and $5.8 million in 2001. These amounts are recorded using the cost reduction method and are generally earned on qualified R&D expenses incurred in the Province of Quebec. The significant decrease in 2002 is explained by the fact that, during 2001, the maximum limit for eligible expenses was reached for the oncology project within the Technology Partnerships Canada
(TPC) program.

DEPRECIATION AND AMORTIZATION amounted to $8.8 million in 2003 in comparison with $2 million for 2002 and $1.4 million in 2001. This significant increase is attributable to the depreciation and amortization of capital assets and intangible assets related to the acquisition of Zentaris in December 2002. The increase in 2002 was mainly due to the amortization of capital assets as a result of major investments made in that particular year, amounting to $5 million, for the scale-up of the production line in view of the marketing of Neovastat. Intangible assets are amortized over their estimated useful lives of eight to fifteen years. We expect that depreciation and amortization will be maintained in 2004.

INTEREST INCOME for 2003 amounting to $1.8 million compared to $2.5 million in 2002 and $2.4 million in 2001. The decrease for the twelve-month period ended December 31, 2003 is primarily due to the cash used for the acquisition of Zentaris.

INTEREST EXPENSE

Interest expense consists mainly of financing costs on the convertible term loans, the balance of purchase price settled in March 2003 and the promissory note of $43 million reimbursed in January 2003 as interim financing related to Zentaris' acquisition. In prior years, we had no interest expense. Since the convertible term loans will be outstanding for a twelve-month period in 2004 instead of a nine-month period in 2003, we expect to increase our interest expense in 2004.

INCOME TAX EXPENSE

Notwithstanding this segment had generated an operating loss, we recorded an income tax expense which was related to earnings generated by Zentaris from our operations in Germany. For our Canadian operations, we have to establish a valuation allowance against future income tax assets because it is more likely than not that some or all of the future income tax assets will not be realized.

Cosmetics and Nutrition Segment

REVENUES

Revenues in this segment are derived from manufacturing and marketing of cosmetic, active ingredients and nutritional products. In 2003, revenues reached $15.3 million, which represents an increase of $1.9 million or 14.2% in comparison with the prior year. In 2002, the revenues amounted to $13.4 million in comparison with $11.4 million in 2001. The 2003 increase was mainly attributable to additional market share at the international level, as well as to in-licensing activities. Since sales in US dollars represent more than 84% of revenues, this increase would have been even greater if the average US dollar exchange rate had not decreased by 10.7% in 2003 compared with 2002. We expect a significant increase in this segment as we acquired Pure Encapsulations in March 2004 whose revenues exceeded $25 million in 2003.

OPERATING EXPENSES

THE COST OF SALES amounted to $2.5 million in 2003 compared with $2.3 million in 2002 and $1.9 million in 2001. These costs are directly proportional to sales to which they are related to and consist mainly of raw materials and manufacturing costs. As a percentage of revenues, there is no significant change for the last three years where the cost of sales varied from 16.4% to 17.2%.

SG&A EXPENSES amounted to $5.0 million in comparison with $4.3 million in 2002 and $4.0 million in 2001. The increase of $0.7 million in 2003 is mainly attributable to the increase of the sales forces, especially for the US territory.

FOREIGN EXCHANGE LOSS amounted to $1 million in 2003. This loss is attributable to the effect of the strengthening Canadian dollar on our US short-term investments and working capital denominated in US dollars. We are maintaining US dollar cash and cash equivalents to meet our future requirements in US dollars.

INCOME TAX EXPENSE amounted to $2.1 million in 2003 compared with $2.4 million in 2002 and a tax recovery of $5.5 million recorded in 2001. This variation of $7.9 million in 2002 is attributable to $7.6 million of income tax recovery related to future income tax assets recorded in 2001, and the balance of $0.3 million corresponds to income taxes related to increased earnings in 2002. This income tax recovery was recorded as it is more likely than not that Atrium will realize this future income tax asset.

Distribution Segment

REVENUES

Revenues in this segment are derived from the distribution of raw materials and brand-name active ingredients to multinational firms in the cosmetic, industrial chemicals, fine chemicals, pharmaceutical and nutrition sectors. In 2003, revenues reached $105.5 million, which represents an increase of $17.6 million or 20% in comparison with the prior year. This increase is mainly attributable to the acquisition of Chimiray/Interchemical in August 2003.

In 2002, the sales amounted to $87.9 million in comparison with $32.6 million in 2001. This increase is attributable to the acquisition of Unipex, as the acquisition took place on July 2, 2001. Should we have considered the sales of Unipex for a period of twelve months in 2001, we would have had an increase of 36% with revenues totalling $64.4 million in 2001. This increase is mainly related to the successful integration of Unipex's operations, the intensification and focus of our sales forces, as well as the good market conditions of that segment.

We expect to continue to increase revenue from this segment in 2004, as a consequence of the acquisition of Chimiray/Interchemical realized in August 2003.

OPERATING EXPENSES

THE COST OF SALES amounted to $88.8 million in 2003 compared with $75.5 million in 2002 and $28.2 million in 2001. These costs are directly proportional to sales to which they are related to. The gross margin, as a percentage of revenues, had increased by 1.8% in 2003 from 14.1% to 15.9%. This significant increase is related to better margin of products from ADF Chimie S.A and Chimiray/Interchemical, as well as to gross margin increase of existing products of Unipex. We expect to remain at the same level of gross margin in 2004.

SG&A EXPENSES amounted to $8.7 million in comparison with $5.9 million in 2002 and $2.5 million in 2001. The increase of $2.8 million in 2003 is mainly attributable to the acquisition of Chimiray/Interchemical in August 2003. The increase of $3.4 million in 2002 is due to the acquisition of Unipex in July 2001.

INTEREST EXPENSE is directly related to the existing long-term debt and other current operations of Unipex and remains steady over the last three years. We increased our long-term debt for an amount of $5.7 million resulting mainly from the acquisition of Chimiray/Interchemical in August 2003. We, therefore, expect to increase the corresponding interest expense in 2004.

FOREIGN EXCHANGE LOSS amounted to $0.5 million in 2003 in comparison with $0.2 million in 2002. This loss is attributable to the effect of the strengthening Euro on working capital denominated in foreign currency.

CONSOLIDATED INFORMATION

NET LOSS for 2003 was $28.1 million or $0.65 per share in comparison with net losses of $25.8 million or $0.67 per share in 2002, and $3.5 million or $0.11 per share in 2001. This increase of $2.3 million is mainly due to amortization of intangible assets, to non-cash interest expenditure and to one-time $1.9 million expenditure related to the year-end restructuring. In 2002, the increase of $22.3 million was attributable to an income tax recovery accrual and a gain on dilution in 2001, amounting to $18.9 million, while the balance of $3.4 million results principally from the increase of R&D investments net of related grants.

The weighted average number of shares outstanding used to establish the basic and diluted net loss per share increased from 38.6 million shares for the year ended December 31, 2002 to 43 million shares for the year ended December 31, 2003. This increase of 4.4 million shares is mainly related to a bought deal closed on July 24, 2003, for which we issued 4.5 million subordinate voting shares. Consequently, notwithstanding the increase of the consolidated net loss, the basic and diluted net loss per share has gone down by $0.02 from $0.67 to $0.65 per share.

LIQUIDITY AND CAPITAL RESOURCES

The Company's liquidity consists of cash, cash equivalents and short-term investments. As at December 31, 2003, the liquidity amounted to $64.4 million in comparison with $81.5 million as of December 31, 2002. The working capital amounted to $73.2 million as at December 31, 2003, while it was $44.2 million in 2002. The variation of our liquidity is explained below, on a consolidated basis, per type of activities.

OPERATING ACTIVITIES
The cash flow used in our operational activities amounted to $14.5 million in 2003 compared with $21.9 million in 2002 and $15.8 million in 2001. The decrease of $7.4 million in 2003 is mainly attributable to the reduction of the burn rate for an amount of $6.3 million and the balance is related to change in working capital items. In 2002, the increase of $6.1 million was primarily attributable to increased R&D expenses in the biopharmaceutical segment, as well as to increases contained in the working capital accounts.

FINANCING ACTIVITIES
The cash flow from financing activities amounted to $17.9 million for 2003 and was made of cash received of $66.3 million from convertible term loans, a bought deal closed in July 2003 and a new long-term debt incurred following the acquisition of Chimiray/Interchemical. In counterpart, we have disbursed for financing activities an amount of $48.4 million for the repayment of the promissory note, the balance of purchase price and payment of long-term debt. In 2002, cash flow from financing activities amounted to nearly $100 million and is explained by a private placement of $57 million concluded in April 2002, and a promissory note of $43 million issued for the acquisition of Zentaris in December 2002. For the year 2001, cash flows from financing activities were essentially proceeds from AEterna's public financings and from shares issued in relation to the exercise of the Company's stock option less payment of long-term debt.

INVESTING ACTIVITIES

The cash flow used in investing activities (excluding change in short-term investments) amounted to $20.7 million in 2003. An amount of $18.9 million was used for business acquisitions, while $1.8 million was used for the purchase of capital assets and intangible assets. In 2002, $45.3 million was used for acquisitions of companies, intangible assets and product lines, as well as for distribution agreements for the cosmetics and nutrition segment. Furthermore, an amount of $5.1 million represented capital investments mainly for the scale-up of the production line for Neovastat. In 2001, the cash flow used in investing activities amounted to $14.4 million, from which an amount of $13.5 million was used to acquire Unipex and the balance for the purchase of long-term assets, resulting in a disbursement of $0.9 million.

Since the inception of the Company, AEterna financed the R&D activities with income generated by the former Cosmetics and Nutrition division, proceeds of public and private sales of its equity and loans from strategic partners. While Atrium will continue to generate net earnings in 2004 ($7.1 million in 2003) and we will continue to efficiently control our biopharmaceutical burn rate, we do not expect the need for additional financing, within the next year, for our current operations. However, as part of our growth strategy, additional cash may be needed for potential acquisitions.

We believe that our liquidity added to funds generated by operations in the upcoming years will be sufficient to meet our cash requirements, including development of products of our existing pipeline, research of new candidates arising from our drug discovery department, capital expenditures and repayment of long-term debt.

We have certain contractual obligations and commercial commitments. The following table indicates our cash requirements to respect these obligations:

(in thousands of Canadian dollars)                              PAYMENTS DUE BY PERIOD
                                        -----------------------------------------------------------------------
                                               Total         Less than 1 year    1-3 years       4-5 years
                                        -----------------------------------------------------------------------
                                                 $                  $                $               $

LONG-TERM DEBT                                  18,909               3,777            8,786         6,346
OPERATING LEASES                                 9,664               2,595            3,677         3,392
COMMERCIAL COMMITMENTS                           6,039               3,105            2,934             -
                                        -----------------------------------------------------------------------
TOTAL CONTRACTUAL CASH OBLIGATIONS              34,612               9,477           15,397         9,738
                                        -----------------------------------------------------------------------
                                        -----------------------------------------------------------------------

OUTLOOK

Biopharmaceutical Segment

We expect that Cetrotide(R), which is sold by Serono, will continue to derive significant revenues in 2004. Furthermore, Cetrotide(R) is pending approval in Japan and, should authorization be successful, we would benefit from a milestone payment from our partner Shionogi.

Revenues generated from Impavido(R) are expected to increase in 2004, since we expect to extend marketing to public-use in India and file for new territories and indications.

We expect to continue to benefit from the support of existing partners for our R&D activities. R&D investment should decrease significantly following our work force reduction and the focus of our R&D efforts. Finally, as part of our growth strategy, we intend to pursue our acquisition program.

Cosmetic and Nutrition Segment and Distribution Segment

We expect to achieve an organic growth and continue to acquire technologies and/or companies in these two segments. As a result of recent acquisitions, these two segments are expected to continue to grow in 2004.

RISK FACTORS

RISKS ASSOCIATED WITH OPERATIONS

- Most of our biopharmaceutical products are currently at an early development stage. It is impossible to ensure that the R&D on these products will result in the creation of profitable operations;

- We are currently developing our products based on R&D activities conducted to date, and we may not be successful in developing or introducing to the market these or any other new products or technology. If we fail to develop and deploy new products on a successful and timely basis, we may become non-competitive and unable to recoup the R&D and other expenses we incur to develop and test new products;

- Even if successfully developed, our biopharmaceutical products may not gain market acceptance among physicians, patients, healthcare payers and the medical community which may not accept or utilize our products. If our biopharmaceutical products do not achieve significant market acceptance, our business and financial conditions will be materially adversely affected;

- We rely heavily on our proprietary information in developing and manufacturing our product candidates. Despite efforts to protect our proprietary rights from unauthorized use or disclosure, third parties may attempt to disclose, obtain or use our proprietary information or technologies;

- We have to forge and maintain strategic alliances to develop and market products in our current pipeline. If we are unable to reach agreements with such collaborative partners, or if any such agreements are terminated or substantially modified, we may be unable to obtain sufficient licensing revenue for our products, which might have a material adverse effect on their development and on us.

CASH FLOW AND FINANCIAL RESOURCES

We believe that we would be able to obtain long-term capital, if necessary, to support our corporate objectives, including the clinical development program of our products. Our planned cash requirements may vary materially in response to a number of factors, including: R&D on our products; clinical trial results; increases in our manufacturing capabilities;

changes in any aspect of the regulatory process; and delays in obtaining regulatory approvals. Depending on the overall structure of current and future strategic alliances, we may have additional capital requirements related to the further development of existing or future products.

The development of our subsidiary Atrium may also require, in addition to the cash generated by its operations, other sources of financing. However, it is impossible to guarantee the availability of additional financial resources or that it will be available under acceptable conditions.

We have not entered into any significant forward currency contracts or other financial derivatives to hedge foreign exchange risk and, therefore, we are subject to foreign currency transaction and translation gains and losses. Foreign exchange risk is managed primarily by satisfying foreign denominated expenditures with cash flows or assets denominated in the same currency.

KEY PERSONNEL

Our success is also dependent upon our ability to attract and retain a highly qualified work force, and to establish and maintain close relations with research centres. The competition in that regard is very severe. Our success is dependent to a great degree on our senior officers, scientific personnel and consultants. The failure to recruit qualified staff and the loss of key employees could compromise the pace and success of product development.

ACQUISITION PROGRAM

We intend to continue to acquire new technologies and/or corporations. There is no assurance that the Company will make certain acquisitions or that it will succeed in integrating the newly-acquired technologies or corporations into its operations. The failure to successfully integrate the personnel and operations of businesses which we may acquire in the future with ours could have a material adverse effect on our operations and results.


VOLATILITY OF SHARE PRICES

Share prices are subject to changes because of numerous different factors related to its activity including reports of new information, changes in the Company's financial situation, the sale of shares in the market, the Company's failure to obtain results in line with the expectations of analysts, an announcement by the Company or any of its competitors concerning technological innovation, etc. During the past few years, shares of AEterna, other biopharmaceutical companies and the investment market in general have been subjected to extreme fluctuations that were unrelated to the operational results of the companies affected. There is no guarantee that the market price of the Company's shares will be protected from any such fluctuations in the future.

SAFE HARBOUR STATEMENT

Except for historical data, this report contains statements that, by their very nature, are projections involving time periods, risks and other factors, known or unknown, which are beyond the Company's control.

Each of these factors may produce results or performances that differ significantly from expectations. For example, the results of current clinical trials cannot be foreseen, nor can changes in policy or actions taken by such regulatory authorities as the U.S. Food and Drug Administration and the Therapeutic Products Directorate of Health Canada, or any other organization responsible for enforcing regulations in the pharmaceutical industry.




On behalf of management,



          /s/ Dennis Turpin
------------------------------------------
Dennis Turpin
Vice President and Chief Financial Officer

QUARTERLY SUMMARY FINANCIAL INFORMATION (UNAUDITED)
(expressed in thousands of Canadian dollars,except per share data)

                                                                                                                YEARS ENDED
                                                   1ST QUARTER   2ND QUARTER   3RD QUARTER     4TH QUARTER      DECEMBER 31
                                                            $              $             $               $                $
2003
REVENUES                                              40,813          38,875       37,829          48,896         166,413
OPERATING LOSS                                       (1,265)         (1,031)      (5,303)         (6,684)        (14,283)
NET LOSS                                             (4,834)         (4,571)      (9,238)         (9,504)        (28,147)
BASIC AND DILUTED NET LOSS PER SHARE*                 (0.12)          (0.11)       (0.20)          (0.21)          (0.65)


2002
REVENUES                                              25,349          23,440       24,407          28,008         101,204
OPERATING LOSS                                       (3,962)         (4,473)      (5,529)         (6,602)        (20,566)
NET LOSS                                             (5,652)         (5,899)      (6.222)         (8,009)        (25,782)
BASIC AND DILUTED NET LOSS PER SHARE *                (0.17)          (0.15)       (0.15)          (0.20)          (0.67)


* Basic and diluted per share data are calculated independently for each of the quarters presented. Therefore, the sum of this quarterly information may not equal the corresponding annual information.